OFFERING MEMORANDUM DATED October 11, 2024


Skye Hydration
Skye

SKYE Hydration LLC
16744 Goodson Road
Caldwell, ID 83607
https ://www.skyehydration.com/

Up to $1,700,000 in Offered Units

Minimum Investment Amount: $1,000

SKYE Hydration LLC ("the Company," "SKYE Hydration," "we," or "us"), is offering {the "Offering") up to $1,700,000 in "Offered Unit(s)", with each $100 Offered Unit consisting of (i) 100 Class B Common Units (priced at $0.01 per Class B Common Unit) and (ii) 1 Preferred Unit (priced at $99 for the 1 Preferred Unit). The minimum target amount under this Regulation CF offering is $50,000 {the "Target Amount"). The Company must reach its Target Amount of $50,000 by March 31, 2025, the end date of the offering (the "Target Date"). Unless the Company raises at least the Target Amount of $50,000 under the Regulation CF offering by March 31, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

The Offering is being made through Texture Capital, Inc. (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank and Trust (the "Escrow Facilitator") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the shares of common stock being offered in this Offering at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Business Overview

SKYE Hydration LLC was formed as a Utah limited liability company on August 28, 2023. The Company maintains a business address at 16744 Goodson Road, Caldwell ID, 83607 and a mailing address PO Box 373, Caldwell ID, 83606.

SKYE Hydration is a company focused on healthy hydration that has developed a premium ionized 9.5 alkaline water with antioxidant properties. Our process starts with pure spring water, and then undergoes seven steps to create a hydrogen-rich bottled water we call Skye[H]. We expect to sell Skye[H] through traditional retail outlets including Grocery, C-Stores, Drug Stores, Big Box Retail and Online. SKYE Hydration is also making a concentrated reduced alkaline water and selling it to a co-packer so they can make products for their customers. This product is different than Skye[H]. Water is generated in Utah and shipped to California. Skye[H] is still pre-revenue and in 2024, we have sold our first lot of concentrated reduced alkaline water and are looking to expand to other co-packers.

Our Products

Currently has two products, one in the market and one pre-launch:

- Reduced Concentrate Alkaline Water-Spring Electrolyzed Alkaline water with a ~13pH. This water is being sold to a bottler making alkaline water. Today, we are shipping water to the plant; in the future, we will have equipment on-site to create this water and sell it to the bottler for a per-bottle royalty. It is our intent to have equipment at multiple bottling co-packers so they can create electrolyzed alkaline water for their clients.

- Skye[H]: Spring Electrolyzed Alkaline Water with a 9.5pH and a negative ~-400 ORP. Skye[H] will be sold in an aluminum bottle - we intend to launch this product with an additional $800,000 in capital raise.

We sold our first batch of reduced concentrate alkaline water in June 2024. We have the equipment to create this water for wholesale distribution. We will initially continue to ship this water until we purchase the necessary equipment to install at the bottling co-packer.

We expect to launch Skye[H] late in 2024 or early 2025. We expect that having relationships in place with our co-packer will make it easier for us to add this product to our product offerings.

The Company anticipates that its Skye[H] water will take 4-6 months to produce, based on equipment needed that the Company intends to purchase with proceeds from this Offering (see "Use of Proceeds" below).

Customers and Market Overview

SKYE Hydration is competing in the "enhanced water" category, which we believe has a bigger compound annual growth rate (CAGR forecasted for period 2024-2029; 8.1%[1]) than still bottled water (CAGR; 5%[2]). The beverage industry is highly competitive and continues to evolve in response to changing consumer preferences. Competition is generally based on brand recognition, taste, quality, price, availability, selection and convenience, as well as

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[1] https://www.marketdataforecast.com/market-reports/enhanced-water-market

[2] https://www.statista.com/outlook/cmo/non-alcoholic-drinks/bottled-water/united-states
https://www.grandviewresearch.com/industry-analysis/us-bottled-water-market-report

factors related to corporate responsibility and sustainability. We will compete with multinational corporations with significantly more financial resources than us as well as smaller companies.

Overall Water Category

In 2023, the global bottled water market was estimated to be $317 billion[3], with the U.S. market estimated at $44.6 billion for the same year[4]. The global enhanced water market is projected to be $11.93 billion by 2029, growing from $7.9 billion in 2024[5]. The overall drinking water market in the U.S. is broad, with multiple categories, such as still, enhanced, sparkling, flavored, health and fitness, and high-end designer water.

The key players operating in the overall bottled water market include Nestle, PepsiCo, The Coca-Cola Company, DANONE, Primo Water Corporation, FIJI Water Company LLC, Gerolsteiner Brunnen GmbH & Co. KG, VOSS WATER, Nongfu Spring, National Beverage Corp, Keurig Dr Pepper Inc., and Liquid Death.

Enhanced and Specialty Water Categories

Partial use of electrolyzed water technologies does exist in the market. Brands such as Essentia, AQUAhydrate, and Smart Water utilize a similar ionization technology for their base solution. However, based on our conversations with other bottlers, it seems what they are producing is essentially highly reduced water with salt, mineral, and carbonate electrolytes added for taste (because when you use electrolysis to create alkaline water, a negative ORP is the natural state of the resulting base solution) - and that their water has lost the hydrogen variable touted as a benefit when using electrolysis.

We believe that Skye^H is the only known enhanced water with a pH of 9.5 and additional free Hydrogen (H_2). Hydrogen acts as a strong antioxidant to neutralize oxidants in the body known as free radicals. Antioxidants scavenge free radicals from the body cells and prevent or reduce the damage caused by oxidation. The protective effect of antioxidants continues to be studied around the world.[6]

We are aware of one other product similar the Skye^H called H-Factor, which has similar measurables in its negative oxidative reduction potential ("ORP") indicating dissolved hydrogen values. We believe Skye^H, will be differentiated from H-Factor because it has a pH of 9.5 and contains added electrolytes for recovery or taste, which H-Factor does not.

The top brands in the enhanced and specialty water categories include Essentia (Nestle), Smart Water (Coca Cola), Body Armor (Coca Cola), Life Wtr (Pepsi Co), AQUAhydrate, H-Factor, and FIJI Water.

Competitive Advantages

Our team has well over 20 years in the electrolyzed water industry, our equipment allows us to create our products more efficiently with greater control of the output. We believe this gives us an advantage to scale our business with copackers across the country, if demand for our products rises to a level that necessitates that.

We believe some of our key competitive advantages are as follows:

- We start with spring water and then use proprietary electrolysis technology to create the alkalinity and ORP in our water, which we believe leads to a smoother and better tasting than other bottled waters.
- Skye^H will be packaged in two ways:

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[3] https:ljwww.precedenceresearch.com/press-release/bottled-water-market
[4] https://www.grandviewresearch.com/industry-analysis/us-bottled-water-market-report
[5] https://www.marketdataforecast.com/market-reports/enhanced-water-market
[6] See, e.g., https://www.betterhealth.vic.gov.au/health/healthyliving/antioxidants

- One - an aluminium bottle with an approximate negative oxidative reduction potential ("ORP") of -200 to -400 and a 9.5 pH, which meets the widely accepted standard for classification as an antioxidant when using the electrolysis method (By definition, a solution that is classified as an antioxidant must have a reductive property to the solution as measured by that solution's negative ORP.)
  - Two - 10-12 oz. plastic bottles for sampling only, which would not be a commercial product, as the water quality variables will not hold for long in a plastic container
- We are selling our reduced concentrated electrolyzed alkaline water to co-packers making alkaline water for other brands. The co-packers dilute our highly alkaline water as a replacement for using added minerals and chemicals to create alkalinity.

Distribution

Our team has long-term relationships with many grocery stores, convenience store, and big-box retailers. Our target market for launching our products is based on management's pre-existing relationships from prior businesses and initially includes Kroger, Albertson's, Walmart, 7-11, Jackson's, and Maverick. We have had preliminary conversations with these customers; however, we do not currently have any purchase orders for our Skye products.

We anticipate our customers will be receptive to our water based on branding, water claims, pricing, and our history in the industry.

Go to Market Strategy

The founding SKYE Hydration team has significant experience and success in developing contacts in launching two other bottled water brands into traditional channels such as grocery, big box retail, convenience stores, multi-level marketing and online. The team as a whole was involved in launching AQUAhydrate and Perfect Empowered Drinking Water. AQUAhydrate can be found nationwide in stores today. Perfect Empowered Drinking Water is currently being sold through AMWAY, an international multi-level marketing company. Our team also has significant production, distribution and sales experience in a number of other consumer goods product offerings, mostly in the food and beverage world.

Introduction efforts have been focused on our proven long-term relationships with companies such as Kroger, Associated Foods, Albertsons, Walmart, and Costco.

We intend to offer discounts and product sales campaigns to support our wholesale customers as part of our marketing campaigns, which will include store ads and promotions. Additional support will include stand-alone, on-shelf, and endcap point-of-purchase displays, with anticipated special event or seasonal campaigns being supported with island pallet wraps.

Marketing

We are focusing on using a blended marketing approach as we launch our products. We plan to implement active online campaigns utilizing print and video, in-store sampling, and events to attract customers. We also plan to bring on influencers and ambassadors to help bring awareness to our products via special campaigns and online promotions. The goal is for our team of industry experts to get our products on store shelves and for these marketing efforts to drive customers into the stores.

Employees

The Company currently has 2 full-time employees and 1 part-time employee. No employees are being paid, nor are they accruing wages.

Regulation

The Company is currently unaware of any local, state, or federal regulations it must comply with related to its business other than its licenses to conduct business in Idaho and Utah (with additional licenses to be added as the company conducts business in other states), and other than the necessary licenses and approvals that its co-packers must have to produce consumable products that are distributed nationwide. Our current co-packer is SQF Certified and meets Safe Food Packaging ("SFP") requirements for the state of California. Bottled drinking water is regulated by the FDA only to the extent it meets EPA parameters, which our co-packer meets as an FDA-regulated bottler. Our co-packer also has a California bottling license.

Intellectual Property

The Company has filed trademark applications for "Skye Hydration,"; "Ultimate Hydration,"; "The Ultimate Drinking Water,"; "Skye^A"; and "Skye^H."

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company owns intellectual property related to the process and technology of creating electrolyzed drinking water in various alkaline water products at the required rate to support our projected bottling needs.

The Company currently does not lease any premises.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our Company is new and has limited operating history.
The Company was formed as a limited liability company in August 2023. We have limited business operations to date and it is unclear at this point which, if any, of our current and intended plans will be successful. The Company began receiving revenue in June 2024 and to date it was a very small amount from of the sale of its reduced concentrate alkaline water. The Company has not yet launched its flagship commercial bottled water product. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The Company has limited experience selling its first product and is still working on commercializing its water product.
To date, while the Company has begun making sales of its reduced concentrate alkaline water, it has not yet fully produced or packaged for sale the Skye^H commercial water product intends to enter the market. The Company will require additional capital to reach that point in its development timeline, and even with additional funding, there is no assurance the Company will achieve the success it anticipates.

We anticipate that we will initially depend on revenue generated from a single type product and in the foreseeable future will be significantly dependent on a limited number of products.
We anticipate that revenue will initially be generated from water products (specifically, our reduced concentrate alkaline water and Skye^H) and in the foreseeable future will be significantly dependent on water related products. We expect to rely on sales from our products, among other sources of financing, for the capital that will be required to develop and commercialize subsequent products. To the extent that production is delayed or reduced, or is not well-received by the market for any reason, our revenue and cash flow would be adversely affected, we may need to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all.

The Company depends on key personnel and faces challenges recruiting needed personnel.
The Company's future success depends on the efforts of a small number of key personnel, including Joseph (Joe) Stapley, CEO and Randall (Rand) Waters, COO and Chairman of the Board. The Company currently does not have any employment agreements in place with these individuals. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit additional individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

The auditor has included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

We have a limited operating history upon which to evaluate our performance and have not yet generated profits or material revenue.
We are a new company and have began generating revenue in June 2024 and have not generated profits. As such, it is difficult to determine how we will perform, as our core offering has not yet launched or otherwise been made available to the general public.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering shares of membership units in the amount of up to $1,700,000 in this Offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.
The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the membership units offered and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the membership units offered generally.

Additional permits may be required.
We currently have sellers permits for the states of Idaho and Utah. As we roll out our products to other states, we will need to apply for the appropriate permits. Additionally, we rely on our copacker to maintain the necessary licenses and permits needed to bottle water for sale across state lines. Any lapse in those permits, while not expected, is not something we can control, and may disrupt our business.

Concerns about the safety, quality, or health effects of our products could negatively affect our business.
The success of our business depends in part on our ability to maintain consumer confidence in the safety and quality of our beverage products, including their ingredients, their packaging, and the processes we use to create

them. A failure or perceived failure to meet our quality, health, or safety standards, particularly as we expand our product offerings through innovation and/or partnerships could result in time-consuming and expensive production interruptions, recalls, market withdrawals, product liability claims, and negative publicity. In addition, adverse public opinion, third-party studies, or other allegations, whether or not valid, regarding the perceived or potential negative health effects of our products may contribute to actual or threatened legal action against us, negative consumer perception of our products, additional government regulation, which could result in decreased demand for our products or adjustments in how we create them which may be costly and reduce their appeal. Any or all of these events may lead to a loss of consumer confidence and trust, could damage the reputation of our brands and may cause consumers to choose other products and could negatively affect our business and financial performance.

Damage to our reputation or brand image can adversely affect our business.
Our ability to maintain our reputation and the brand image of our products is important to our success. Our corporate image and reputation could be adversely impacted by a variety of factors, including: any failure by us or our business partners to achieve goals or maintain high standards relating to ethical, business and environmental, social and governance practices, our research and development efforts, and/or any product quality or safety issues. Damage to our reputation or brand image could decrease demand for our products, thereby adversely affecting our business.

Disruption at our manufacturing and distribution facilities could occur.
A disruption at our manufacturing and distribution facilities could have a material adverse effect on our business, as could a disruption at the facilities of our bottlers, contract manufacturers, or distributors. Disruptions could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, widespread illness, strikes, labor shortages, transportation or supply interruption, contractual dispute, government regulation, cybersecurity attacks, or terrorism. Moreover, if demand increases beyond our co-packer's production capabilities, we would need to find an additional or alternative co-packer to meet demand, which may not be available, or may cost substantially more than existing facilities or take a significant time to start production, each of which could negatively affect our business and financial performance.

Increased competition could hurt our business.
We operate in the highly competitive commercial beverage industry. Our ability to gain and maintain share of sales in the market, including in regional or local markets, may be limited as a result of actions by competitors. Competitive pressures may cause the Company to reduce prices we charge customers, or increase marketing costs along with in-store placement and other marketing fees. In addition, the rapid growth of e-commerce may create additional consumer price deflation. If we do not continuously strengthen our capabilities in marketing and innovation to maintain consumer interest, brand loyalty, and market share, our business could be negatively affected.

If we are not successful in our innovation activities, our financial results may be negatively affected.
Achieving our business growth objectives depends in part on our ability to create what believe are innovative beverage products, and to successfully develop, introduce, and market new beverage products as we grow. The success of our innovation activities depends on our ability to correctly anticipate customer and consumer acceptance and trends, to obtain, maintain and enforce necessary intellectual property rights, and to avoid infringing on the intellectual property rights of others. If we are not successful these endeavors, we may not be able to achieve our growth objectives, which may have a negative impact on our financial results.

We compete in an industry characterized by rapid changes in consumer preferences and public perception, so our ability to continue developing new products to satisfy our consumers' changing preferences will determine our long-term success.
Failure to introduce new brands, products or product extensions into the marketplace as current ones mature and to meet our consumers' changing preferences could prevent us from gaining market share and achieving long-term profitability. Product lifecycles can vary, and consumers' preferences and loyalties change over time. Although we

will try to anticipate these shifts and innovate new products to introduce to our consumers, we may not succeed. Customer preferences also are affected by factors other than taste, such as environmental concerns, health and nutrition considerations, shifting consumer needs, changes in consumer lifestyles, increased consumer information and competitive product and pricing pressures. Sales of our products may be adversely affected by the negative publicity associated with these issues. If we do not adequately anticipate or adjust to respond to these and other changes in customer preferences, we may not be able to maintain and grow our brand image and our sales may be adversely affected.

We rely on third parties to manufacture our products.
While we own the equipment used to make our water, we rely on our co-packers, which manufacture and package our water, to provide us with final products. Our co-packers currently provide us flat rates, including the production of our waters, bottle, box, and palletizing; but any change in the pricing they currently offer could negatively impact our business. As is the case with any dependency on outside third parties, if anything were to occur to damage that relationship, or otherwise prevent our co-packers from manufacturing and packaging our waters or providing finished products on timelines dictated by us, including a disruption in acquiring goods needed to package our waters, it could significantly hurt our business; however, if our current manufacturer were to become unable to manufacture our waters in accordance with our needs, we believe there are other suitable third party companies that could meet our needs.

Our core technology is not patentable.
The basic core technology for electrolyzing water is in the public domain and most aspects of it is not patentable; however, our management has spent over two combined decades working with manufacturers developing and protecting the unique processes for creating ionized water to the standards we believe will differentiate our waters from others on the market. Notwithstanding these efforts, the Company is subject to competition from others using the same or similar technology, which may include more established or better capitalized brands.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
The Company's success, in large part, depends on its ability to build its brand recognition and protect the intellectual proprietary nature of its technology. The Company does not yet have any trademarks, but it has five trademark applications pending and it intends to file for additional trademarks in the future. As it grows, the Company may become more susceptible to competitors that may try to infringe on its trademarks or other intellectual property rights. Some of the Company's proprietary information may not be able to be trademarked or patented, and therefore, there can be no assurance that others will not utilize similar or superior models to compete with the Company. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time-consuming.

The Company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the Company may not be able to capitalize on the market potential of these products.
The near and long-term viability of the Company's products will depend, in part, on its ability to capitalize on its existing relationships in the grocery and retail markets, and to successfully establish new strategic collaborations. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue.

Risks Related to the Securities

Our valuation and our offering price have been established internally and are difficult to assess.
We have set the price of our Offered Units at $100 per unit. Valuations for companies at this stage are generally purely speculative. We have generated minimal revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor,

are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Offered Units, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

You are purchasing Offered Units, which consist of two different types of limited liability company membership units, each carrying different rights and preferences.
Each $100 Offered Unit consists of (i) 100 Class B Common Units (priced at $0.01 per Class B Common Unit) and (ii) 1 Preferred Unit (priced at $99 for the 1 Preferred Unit). It is your responsibility to confer with your tax and legal advisors as appropriate to ensure you understand how this affects your personal circumstances.

Taxation as a Partnership.
Under current law, the Company is initially classified as a partnership, and not as an association taxable as a corporation, for federal income tax purposes. As a limited liability company, the Company is not itself subject to U.S. federal income tax but will file an annual company information return with the IRS. Each Member is required to report separately on his or her income tax return his or her distributive share of the Company's net long-term capital gain or loss, net short-term capital gain or loss, net ordinary income, deductions and credits. The Company may utilize a variety of investment and trading strategies which produce both short-term and long-term capital gain (or loss), as well as ordinary income (or loss). The Company will send annually to each Member a Schedule K-1 showing his or her distributive share of the Company items of income, gain, loss deduction or credit.

Each Member that is subject to U.S. federal income taxes (a "U.S. Member") will be liable for taxes on its distributive share of Company income regardless of whether the Company has made any distributions to the Member.

Allocations of the items of income, gain, loss, deductions and credits of the Company will be made in accordance with the Operating Agreement of the Company. Such allocations are intended to have "substantial economic effect." If an allocation to a Member does not have substantial economic effect, such Member's distributive share of profit or loss for tax purposes will be determined in accordance with such Member's interest in the Company, taking into account all facts and circumstances. Consequently, if the IRS were to successfully challenge the allocations set forth in the Operating Agreement, the Member may be allocated different amounts of income, gain, loss, deductions or credits than initially reported to such Member.

The income tax aspects of an investment in the Company are complicated, and each investor should review them with his, her or its own professional advisors familiar with the investor's particular income tax situation and with the income tax laws and regulations applicable to the investor and limited liability companies.
The Company expects to be treated as a partnership for federal income tax purposes, with the result that the investors, not the Company, will be taxed on the Company's recognized income and gain. Investors will have this income tax liability even in the absence of cash distributions and thus may have taxable income and income tax liability arising from their investments in the Company in years when they receive no cash distributions from the Company. In addition to federal income taxes, each investor may incur income tax liabilities under the state or local income tax laws of certain jurisdictions in which the Company will operate, as well as in the jurisdiction of that investor's residence or domicile. State and local income tax laws vary from one location to another, and federal, state and local income tax laws are both complex and subject to change.

There may be future substantial tax law changes.
Legislative, judicial or administrative changes may be forthcoming which would adversely affect an investor's investment in the Company. Any such changes may or may not be retroactive with respect to transactions entered into or contemplated prior to the effective date of such changes. Prospective purchasers of membership interests are urged to consult their own counsel or other tax advisor regarding the current status of any such proposals and their potential impact on the Company.

The Company may be audited which could subject a member to tax liability.
The Company's income tax returns may be audited by the IRS. Any audit of the Company could result in an audit of a member's tax return, causing adjustments of items unrelated to investment in the Company, in addition to adjustments to various partnership items. In the event of any such adjustments, a member may incur attorneys' fees, court costs and other expenses contesting deficiencies asserted by the IRS. A member may also be liable for interest on any underpayment and certain penalties from the date tax was originally due. Unless the company elects otherwise, the tax treatment of all partnership items will generally be determined at the partnership level in a single proceeding rather than in separate proceedings with each member, and the partnership representative would be primarily responsible for contesting federal income tax adjustments proposed by the IRS. In this connection, the partnership representative could extend the statute of limitations as to all members and, in certain circumstances, could bind members to a settlement with the IRS.

You will be responsible for tax payments even if you do not receive a distribution.
Our Members will be required to report their distributive share of the taxable income of the Company. Although the Company may make distributions to the members for them to satisfy taxes imposed on them in respect of their distributive units of the Company's taxable income, the partnership representative will have full discretion whether or not to make any such distributions. The Operating Agreement does not require the partnership representative to make mandatory tax distributions.

Our two Managers have control overall decisions because they control a majority of our voting securities. As a result of the Class A Units that they hold, our two Managers, Joe Stapley and Rand Waters, will be able to exercise voting rights with respect to an aggregate of 58,9666,667 units of our Class A Units, which will represent approximately 59% of the voting power of our units immediately following this Offering. Except as required under Utah Law, investors in this Offering will have not have any voting rights as our Class B Common Units and Preferred Units are non-voting. Therefore, the Offered Units issued in this offering will not dilute our Managers' voting Power. As a result, they have the ability to control the outcome of all matters submitted to our members for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

You will have limited rights under our Operating Agreement.
Investors in this offering will have limited rights under our operating agreement. Except as required under Utah law, investors in this Offering have no voting rights, including no rights to vote on amendments that may adversely affect their units, including economic rights.

You may not be able to participate in potential merger and acquisition transactions.
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a Company through Regulation CF and that Company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a Company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg D or Reg CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

The Company's Board and holders of Class A Units may require holders of our Units, including Offered Units in this Offering, to participate in certain future events, including a change of control of the Company.
Our Operating Agreement contains a drag-along provisions and, if enforceable, holders of our Units will be subject to that provision related to a sale or change of control of the company. If holders of then-outstanding 51% of Class

A Units approve a change of control of the Company, holders of all other Units must vote to approve such change of control, and shall enter into any such agreements necessary to effect such change of control, and shall take no action or inaction that would prevent, impede, or delay the consummation of such change of control (including, without limitation, exercise of any appraisal rights or dissenter's rights).

The Preferred Units do not automatically convert to Class B Common Units.
Investors in our Preferred Units can receive distributions from those units so long as there is unreturned capital contributions with respect to those units. Once the full capital contribution with respect to those units has been paid, the holders of those units will only be able to receive additional distributions with respect to those units (including in cases of liquidation and a corporate transaction), to the extent those units have been converted to Class B Common Units. If the holder does not convert, they will not be entitled to any of those distributions.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements.

Investors in this offering will be bound by the Subscription Agreement, which include a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the company arising out of or relating to this agreement. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If you bring a claim against the company in connection with matters arising under the Subscription Agreement, other than claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under one of those agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

In addition, when the Units are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the Units or to the transferor with regard to ownership of the Units, that were in effect immediately prior to the transfer of the Units, including the Subscription Agreement.

The company's Subscription Agreement includes a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our company.

Our Subscription Agreement a forum selection provision that requires any suit, action, or proceeding arising from the Subscription Agreement, other than matters arising under the federal securities laws, be brought in a state of federal court of competent jurisdiction located within Salt Lake County in the State of Utah. These forum selection provisions may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims.

Prior to any distribution based on profits of the Company, holders of our Preferred Units are entitled to their preferred return and a return of the Capital Contributions. All holders our Preferred Units are entitled to their preferred return and a return of their capital contribution with respect to their Preferred Units prior to any distributions based on profits.

Limited Duties to the Investors. The members of the Board will not owe any duties to the investors other than those limited duties set forth in the Operating Agreement. In performing its duties, the Board will only be liable to the investors for willful misconduct, bad faith, fraud or gross negligence.

There is no guarantee investors will see a return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Your ability to transfer your securities will be limited.
Your Units will be subject to transfer requirements and restrictions, including a right offirst refusal granted to the Company, along with certain notice requirements. Prior to transferring shares to most third parties, the Company will have the right to purchase all or some of your shares that you intend to transfer. All sellers will be subjected to certain transfer restrictions, including a requirement to provide notice to the Company prior to the sale to transferees. See "Securities Being Offered - Restrictions on Transfer" below. These requirements may delay or limit your ability to transfer your Units and delay or limit the ability of the third party transferee to transfer their Units in the future, or require you and third party transferees to incur additional costs to effectuate a Unit transfer. Accordingly, the market price for our Units could be adversely affected.

The Company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Offered Units hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Date Assumed Office	Approx. hours per week (if not full time)
Executive Officers:			
Joseph Stapley	President, CEO	November 6, 2023	Full Time
Randall Waters	COO	November 6, 2023	Full Time
Managers:			
Joseph Stapley	Manager	November 6, 2023	
Randall Waters	Chairman of the Board	November 6, 2023	
Sean Sullivan	Manager	November 6, 2023	
Significant Employees:			
Brent Watson	Sales and Product Development	January 1, 2024	Part Time

Joseph (Joe) Stapley, Manager, Chief Executive Officer, Founder

Mr. Stapley is a demonstrated business leader with 30 years of public and private business experience. Prior to his current role as CEO of the Company, from 2020 to 2022, Mr. Stapley served as owner of Gogo Displays, a fabricator of signs and displays for retail clients, where he managed all aspects of the business. As National Sales Director for ECOR Global from 2013 to 2020, he managed all matters relating to sales and product usage development in the U.S. From 2003 to 2013, Mr. Stapley was Head of Investor Relations and a Sales Manager for EAU Technologies. While in charge of raising capital and managing shareholders, he also headed up the sales and implementation of the use of electrolyzed water in the food and beverage industry, specifically meat and poultry processing. He graduated from the University of Southern California with a BS degree in Business Administration with an emphasis in Entrepreneurship.

Randall (Rand) Waters, Manager, Chief Operating Officer, Founder, and Chairman of the Board of Managers

Mr. Waters is directing the product development and fulfillment efforts of Skye Hydration and has over 35 years of technology-related management and sales/marketing experience in numerous industries. In 2020, Rand founded Terasol Technologies, LLC, a company selling and distributing electrolyzed water generator technologies to fruit processors in the Northwest. Since 2013, he has been consulting with Zerorez, a national carpet cleaning company using electrolyzed water generators. Randall has been instrumental in developing and providing ionized water systems and support systems in numerous industries since 2003. A milestone in his career, Mr. Waters developed and managed the nationally distributed, ionized drinking water, Perfect Empowered Drinking Water (Perfect), which was distributed in over 4,000 retail outlets before being sold to a company that continues to sell Perfect internationally through Amway, an international multilevel marketing company. For over 40 years, Mr. Waters has been a founder and managing member of multiple technology-related organizations. Under his direction, products were sold internationally under the company banners of Fortune 500 companies such as 3M Company, Canon USA, Lanier Business Systems, Dictaphone, Fonterra, and AMWAY. He has extensive experience with strategic partner and distribution initiatives, having secured long-term relationships with leading international companies. Mr. Waters holds a B.A. Degree in Marketing from the University of Utah.

Sean Sullivan, Manager

Mr. Sullivan is a seasoned entrepreneur, helping shape the capital raise and overall direction of the Company. Mr. Sullivan is an active entrepreneur and real estate developer over the last 25 years, including active real estate development in the Caribbean. For the last six years, Mr. Sullivan has been working almost exclusively on his resort development company, Six Senses TCI Holdings. Prior to that, from 1987 to 1996, he worked in the Investment Banking departments for Bear Stearns and Lehman Brothers. Mr. Sullivan has been financially active in numerous private and public companies, both as an investor and Board Member. Mr. Sullivan holds a B.A. Degree in Economics from the University of California Berkeley.

Brent Watson, Sales and Product Development

Mr. Watson is directing Skye Hydration's special projects and product launches. He has 45 years of experience in food and beverage production, distribution, and sales. From 2013-2022, he consulted Drip Drop, a major hydration products company sold in most major big box retail outlets. During this time, Mr. Watson started Spirit Resources, LLC, a consulting firm focused on supporting the production and distribution of hydration products. He was instrumental in setting up three different plants, converting their processes to produce Drip Drop. Mr. Watson has seasoned expertise in product design, manufacturing, distribution, warehousing and sales in the food and beverage industry. Mr. Watson holds a B.A. Degree in Business Administration from the University of Utah.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of July 31, 2024:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Joe Stapley	1,229,000 Class A Membership Units	40.9%

In addition, Rand Waters, the Company's Chief Operating Officer and Board Member, beneficially holds 18% or 540,000 Class A Units.

The following table describes our capital structure as of July 31, 2024:

Class of Membership Unit	Authorized Limit	Issued and Outstanding	Committed, Not issued	Available
Class A Common Membership Units	90,000,000	3,000,000	0	87,000,000
Class B Common Membership Units	10,000,000	0	0	10,000,000
Preferred Membership Units	100,000,000	0	0	100,000,000

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation of Minimum Target Amount ($50,000)	Allocation of Total Offering ($1,700,000)
Offering cost fees	$50,000	$170,000
Launch our first bottled commercial water (Skye H water)	$0	$800,000
Electrolyzed water generator for Skye H	$0	$200,000
Marketing	$0	$280,000
Working capital and professional fees		$250,000
Total	$50,000	$1,700,000

Offering cost fees consist of the 3.5% commission, based on the dollar amount sold in this Offering, paid to Texture Capital, Inc. Other fees include legal, escrow fees, credit card processing fees from investors, general processing fees, and costs associated with marketing the Offering.

Launch our first bottled commercial water (Skye H water) costs consist of the equipment required for our co-packer/bottling plant to bottle Skye H water in the aluminum bottle we have chosen, as well as product and packaging costs associated with bottles from the supplier, caps, boxes, and pallets for distribution launch.

Electrolyzed water generator costs consist of the purchase and installation of the electrolyzed water generator necessary to produce the Skye H water.

Marketing costs consists of marketing agency fees, social media ads, co-op instore ads, signs and displays and sample costs and deliveries.

Working capital and professional fees consists of costs associated with the team and day-to-day administration of the Company, as well as costs associated with future contemplated offerings, audits, and exploration of potential public listing.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Pinnacle Accountancy Group of Utah. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

Overview

Skye Hydration LLC was formed in Utah on August 28, 2023. The Company is an ionized alkaline water company, with several products yet to be launched, distributed, or sold.

For the period ended December 31, 2023, the Company had not begun operations and was not generating any revenue. The Company may incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from this Offering, subsequent capital raises, and revenue anticipated after launch of its initial product.

To date, in 2024, the Company has generated $1,100 from the sale of its reduced concentrate alkaline water in June 2024.

Liquidity and Capital Resources

As of June 4, 2024, the Company's cash on hand was $31,500. The Company's operations to date have been funded to date by the sale of initial Common Membership Units to the Company's Chief Executive Officer, one of the members of its Board.

Currently, we estimate our current burn rate (net cash out) to be on average $7,500 per month. We expect our burn rate will vary, which we expect to be around $30,000 per month by end of year 2024.

Plan of Operations and Milestones

Milestones Reached and Rollout Plan

We have not yet completed the development of our core products, launched or sold any products, reached profitability, or generated any revenue at all. Our anticipated timeline for milestones along this pathway is below:

- August 2023 - incorporated as an LLC in Utah
- October 2023 - raised $70,000 in startup capital pursuant to three promissory notes with Company founders and insiders
- January 2024 - purchased our first electrolyzed water generator, used for making our wholesale product, reduced concentrate alkaline water
- February 2024 - completed branding process and strategy with branding agency
- April 2024 - secured initial staff and co-packer for launch, with what the Company believes to be experienced consumer product launch successes
- Ongoing - building go-forward relationships with leading independent water bottling companies in the West
- June 2024 - sold our first order of reduced concentrate alkaline water to our co-packer

Phase 1: We are currently selling reduced concentrate alkaline water -- our spring electrolyzed alkaline water with a ~13pH. This water is being sold to a co-packer making alkaline water for other brands. Today, we are shipping water to the co-packer/bottling plant; in the future, we plan to have equipment on-site to create this water and sell it to the bottler for a per-bottle royalty. It is our intent to have equipment at multiple bottling co-packers so they can create electrolyzed alkaline water for their clients.

Phase 2: Once we have the capital to launch Skye[H] (see "Use of Proceeds" above), we will purchase the electrolyzed water equipment as well as the needed equipment for converting our copacker's line to accommodate filling of the aluminum bottle we have chosen (not every co-packer can fill this bottle). This capital will allow for four full truckload orders from the aluminum bottle manufacturer (~100,000 printed bottles/container load) for the launch. We may order the equipment prior to completing the full $1,000,000 raise to get started on the process. This higher volume equipment will be used for both Skye[H] and reduced alkaline water sold to a co-packer. One truckload of printed bottles from our manufacturer equates to ~1.2 truckloads of finished product for distribution. We intend to distribute through the traditional grocery and big-box retail channels.

The Company plans to launch in the Intermountain region of the United States. As its products are approved for national rollout by national distributors, the Company anticipates it may need to raise more capital to support sales and marketing needs.

Indebtedness

On October 25, 2023, the Company executed three promissory notes to three individuals, totaling $70,000 and all with maturity dates of November 25, 2026 in the following amounts and with the following interest rates:
- $20,000 principal, interest rate 12% per annum
- $30,000 principal, interest rate 10% per annum
- $20,000 principal, interest rate 10% per annum

None of the notes were with any of our managers, officers or 20% ownership. However, the note with 12% interest ($20,000 principal) was with our company secretary and aunt of our CEO.

Additionally, on January 3, 2024, the Company purchased the electrolyzed water generator used for its Reduced Concentrate Alkaline water for $20,000 and has, to date, made a $10,000 payment. The Company still owes $10,000 on this purchase, see "Related Party Transactions" below.

RELATED PARTY TRANSACTIONS

From November 2023 through March 2024, the Joe Stapley, the Company's Chief Executive Officer and one of the members of the Board, sold 1,771,000 of the 3,000,000 Common Membership Units held by them, and representing the total outstanding membership units of the company, to twelve other individuals, several of which are considered insiders or founders of the company.

On January 3, 2024, the Company purchased the electrolyzed water generator used for its Reduced Concentrate Alkaline water for $20,000 and has, to date, made a $10,000 payment from BrioClean, a company owned by our COO and Chairman of the Board, Rand Waters. The Company still owes $10,000 on this purchase.

RECENT OFFERINGS OF SECURITIES

The company has completed no offerings of securities since inception.

The company's capitalization to date consists of the sale of 3,000,000 Common Membership Units (reclassified as Class A Units) for total proceeds of $10,000 on August 28, 2023 the proceeds were used as startup capital for general business purposes.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2024 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - T h i s is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was internally determined by the Company.

In determining the offering price, the Company took into account factors such as the management team's experience 40+ years using and developing electrolyzed water technology and its 50+ years experience in developing and launching consumer goods focused on hydration powder products. The company's management team has also launched two other bottled water companies.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our membership units. This summary reflects the Company's Operating Agreement and does not purport to be complete and is qualified in its entirety by the Articles of Organization and its Operating Agreement. For a complete description of the Company's membership units, you should refer to our Operating Agreement and Articles of Organization and applicable provisions of the Utah Revised Business Corporation Act or Utah Unincorporated Business Entity Act.

General

The Company is authorized to issue 100,000,000 Preferred Units and 100,000,000 Common Units (collectively, the "Units"), of which 90,000,000 Common Units, are designated as Class A Common Units, and 10,000,000 are designated as Class B Common Units. 3,000,000 Class A Common Units, are issued and outstanding.

In this Offering, the Company is offering up to 17,000 Offered Units, with each $100 Offered Unit consisting of (i) 100 Class B Common Units (priced at $0.01 per Class B Common Unit) and (ii) 1 Preferred Unit (priced at $99 for the 1 Preferred Unit).

Common Membership Units

Voting Rights

Class B Common Units the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Common Units; except that our Class B Common Units are non-voting and are not entitled to any votes on any matter that is submitted to a vote of our members, except as required by Utah law.

Limitation on Board Powers

The following items would require the vote of holders of a majority of the outstanding Class A Common Units either represented at a meeting (if such a meeting is hold) or of the outstanding Class A Common Units (if via written consent) (the "Consent of the Members"):

> (i)   Engage in any act that would make it impossible to carry on the ordinary business of the Company;
> (ii)   Dissolve the Company pursuant to Section 10 hereof;
> (iii)   File a chapter 7 petition in bankruptcy or enter into an assignment for the benefit of creditors;
> (iv)   Create any new series of Units or other equity interest in the Company (including any debt security or other instrument convertible into or exercisable for Units or other equity interest) having rights, preferences or privileges senior to or on parity with the Units;
> (v)   Consummate a Capital Transaction or Change of Control; or
> **(vi)**   Take any action in furtherance of any of the foregoing.

Board of Managers (the "Board")

Any vacancy on the Board created by the removal, resignation, incapacity or death of any Manager or by the decision to increase the size of the Board, shall be filled by the Board, unless the Board determines that such vacancy shall be filled by the Consent of the Members or unless there are no remaining, in which case such vacancy shall be filled by the Consent of the Members.

A Manager may be removed at any time by the Consent of the Members with or without cause.

Amendments

The Operating Agreement can be amended by the consent of the Class A Membersprovided that each Class A Member to be affected must give its written consent to any amendment which would (a) increase the amount of the Capital Contribution payable by such Class A Member, (b) increase the liability of such Class A Member, or (c) cause such Class A Member's share of the Company's assets to be modified unless all interests of persons or entities who are Class A Members are similarly modified.

Distribution Rights

The Board, in its sole discretion, has the right to determine the amount of cash or other property available for distribution to holders of Units and the timing of such distributions. Any distributions approved by the Board will be made as follows:
* First, any applicable advance distributions described in the Company's Operating Agreement;
* Second, to the holders of Preferred Units in an amount equal the Preferred Distribution (defined below);
* Third, to holders of Preferred Units, according to their Capital Contributions, until cumulative distributions to each such holder of Preferred Units under this clause for all periods equal the amount of such holder of Preferred Units' total unreturned Capital Contribution to the Company; and
* Fourth, to and among holders of Common Units in accordance with their Common Unit holdings.

Right to Receive Liquidation Distributions

After payment of all known liabilities of the Company, and after adjusting the capital accounts of the Members for all items of income, gain, loss and deduction, the Chief Executive Officer or such liquidator shall cause the remaining net assets of the Company to be distributed to and among the Members in the manner set forth below in "Capital Transactions."

Capital Transactions

Distributions in connection with a "Capital Transaction" (e.g., a revaluation of the Company, a refinancing of all or substantially all of the assets of the Company, a sale of all or substantially all of the assets of the Company, or a transaction in contemplation of liquidation) shall be made to and among the Members as follows, after the payment of all outstanding liabilities:

- First, to the holders of Preferred Units in an amount equal to any accrued but unpaid Preferred Return;
- Second, to the holders of the Preferred Members in an amount equal to any unreturned Capital Contributions; and
- Third, to and among the holders of the Common Units in accordance with their percentage interests based upon their Common Unit holdings.

Conversion Rights

Holders of Common Units have no conversion rights.

Transfer Restrictions

No member may sell, assign, pledge, mortgage or otherwise dispose of all or any portion of the Class A Units or Class B Units without the consent of the Board.

The Company has the right of first refusal to purchase all the Units from members, in the event such holders propose to transfer their Units. Such holders of Preferred Units or Common Units must offer the Units to the Company at the same price and on the same terms and conditions as those offered to the prospective transferee.

Drag-along rights

If holders of then-outstanding 51% of Class A Units approve a change of control of the Company, holders of all other Units must vote to approve such change of control, and shall enter into any such agreements necessary to effect such change of control, and shall take no action or inaction that would prevent, impede, or delay the consummation of such change of control (including, without limitation, exercise of any appraisal rights or dissenter's rights).

Right of First Refusal

The Company, in its sole discretion, has the right to accept or deny any proposed transfer of Units by a holder of such Units.

Preferred Units

Voting Rights

Preferred Units do not have voting rights.

Distribution Rights

The Board, in its sole discretion, has the right to determine the amount of cash or other property available for distribution to holders of Units and the timing of such distributions. Any distributions approved by the Board will be made as follows:

- First, any applicable advance distributions described in the company's Operating Agreement;
- Second, to the holders of Preferred Units in an amount equal the Preferred Distribution (defined below);
- Third, to holders of Preferred Units, according to their Capital Contributions, until cumulative distributions to each such holder of Preferred Units under this clause for all periods equal the amount of such holder of Preferred Units' total unreturned Capital Contribution to the Company; and
- Fourth, to and among holders of Common Units in accordance with their Common Unit holdings.

Preferred Distribution

Holders of the Preferred Units have the right to receive an annual preferred distribution in the amount of 8% per year cumulative return of their unreturned capital contribution (the "Preferred Distribution").

Right to Receive Liquidation Distributions

After payment of all known liabilities of the Company, and after adjusting the capital accounts of the Members for all items of income, gain, loss and deduction, the Chief Executive Officer or such liquidator shall cause the remaining net assets of the Company to be distributed to and among the Members in the manner set forth below in "Capital Transactions."

Capital Transactions

Distributions in connection with a "Capital Transaction" (e.g., a revaluation of the Company, a refinancing of all or substantially all of the assets of the Company, a sale of all or substantially all of the assets of the Company, or a transaction in contemplation of liquidation) shall be made to and among the Members as follows:

- First, to the holders of Preferred Units in an amount equal to any accrued but unpaid Preferred Return;
- Second, to the holders of the Preferred Members in an amount equal to any unreturned Capital Contributions,; and
- Third, to and among the holders of the Common Units in accordance with their percentage interests based upon their Common Unit holdings.

Conversion Rights

In connection with a qualified financing, whereby the Company issues and sells its equity securities for aggregate gross proceeds of at least $5,000,000 with the principal purpose of raising capital, the holders of the Preferred Units have the right to convert all or a portion of the Preferred Units into Class B Common Units at a conversion ratio equal to ratio equal to the price paid for the Preferred Units divided by the value of the Common Units at the time of conversion based upon the most recent price paid for the Common Units in the most recent price paid for the equity securities in such qualified financing purchase.

Transfer Restrictions

No member may sell, assign, pledge, mortgage or otherwise dispose of all or any portion of the Perferred Units without the consent of the Board.

The Company has the right of first refusal to purchase all the Units from members, in the event such holders propose to transfer their Units. Such holders of Preferred Units or Common Units must offer the Units to the Company at the same price and on the same terms and conditions as those offered to the prospective transferee.

Drag-along rights

If holders of then-outstanding 51% of Class A Units approve a change of control of the Company, holders of all other Units must vote to approve such change of control, and shall enter into any such agreements necessary to effect such change of control, and shall take no action or inaction that would prevent, impede, or delay the consummation of such change of control (including, without limitation, exercise of any appraisal rights or dissenter's rights).

What it Means to be a Minority Holder

As an investor in our Common B Units and Preferred Units, you will not have any rights in regard to the company actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company actions with related parties.

Transferability of securities

For a year, the securities can only be resold:
- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected KoreTransfer USA LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

REGULATORY INFORMATION

Disqualification

The Company nor any of its officers or Managers are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at www.skyehydration.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1)   it is required to file reports under Section 13{a) or Section IS{d) of the Exchange Act;
(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   it or another party repurchases all of the securities issued in reliance on Section 4{a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors whose funds have cleared and completed the KYC/AML process will be eligible for a rolling close. Those eligible investors will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at: /https://investinskye.com/

SKYE HYDRATION, LLC.
FINANCIAL STATEMENTS
DECEMBER 31, 2023

INDEX TO AUDITED FINANCIAL STATEMENTS



Heaton & Company, PLLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members
Skye Hydration, LLC

Opinion

We have audited the accompanying financial statements of Skye Hydration, LLC (the Company) which comprises the balance sheet as of December 31, 2023, and the related statements of operations, changes in members' deficit, and cash flows from August 28, 2023 (inception) through December 31, 2023 and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements refe1ed to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations aild its cash flows f'om August 28, 2023 (inception) through December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opi1tion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe dlat the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no revenues and net losses, which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome oftbis uncertainty. Our opinion is not modified with respect to this matt.er.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accountiL1g principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance widl generally accepted auditing standards will always detect a material misstatement when *it* exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

Ln performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain µrofessional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to f ʰaud or error, and design and perfo,m audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Heaton & Company, PLLC

Heaton & Company, PLLC
Farmington, Utah
August 7, 2024

SKYE HYDRATION, LLC
BALANCE SHEET

ASSETS	Notes	As of December 31, 2023
Current Assets		
Cash and cash equivalents	4	$ 71,676
Total current assets		71,676
Total Assets		$ **71,676**
LIABILITIES AND MEMBERS' DEFICIT		
Current Liabilities		
Accounts payable and accrued liabilities		$ 3,738
Accrued interest payable - related party	5	1,182
Total current liabilities		4,920
Long term Liabilities		
Loans from Related Parties	5	70,000
Total Liabilities		$ **74,920**
Members' Deficit		
Preferred Membership Units, 100,000,000 Authorized, 0 Issued and Outstanding		$ -
Common Membership Units, 100,000,000 Authorized, 3,000,000 Issued and Outstanding		10,000
Accumulated deficit		**(13,244)**
Total Members' Deficit		(3,244)
Total Liabilities **and Members' Deficit**		$ 71,676

The accompanying notes are an integral part of these financial statements.

SKYE HYDRATION, LLC
STATEMENT OF OPERATIONS

	For the period from August 28, 2023 (inception) through December 31, 2023
Revenue	$ -
Operating Expenses:	
Professional Fees	$ 6,238
Crowd Funding	3,500
Advertising	1,537
Travel	142
Other	644
Total Operating Expenses	12,062
Loss from Operations	(12,062)
Other Income (Expense)	
Interest Expense - related party	(1,182)
Total Other Income (Expense)	(1,182)
Net (Loss)	$ (13,244)

The accompanying notes are an integral part of these financial statements.

F-4

SKYE HYDRATION, LLC
STATEMENT OF MEMBERS' DEFICIT
From August 28, 2023 (inception) through December 31, 2023

	Common Membership units#	Preferred Membership units#	Common Units Amount		Accumulated Deficit		Total Members' Deficit	
Balance - August 28, 2023 (inception)	3,000,000	-	$	10,000	$	-	$	10,000
Net (Loss)		-		-	(13,244)			(13,244)
Balance - as of December 31, 2023	3,000,000	-	$	10,000	$	(13,244)	$	(3,244)

The accompanying notes are an integral part of these financial statements.

Skye Hydration Sales, LLC
Statement of Cash Flows

	For the period from August 28, 2023 (inception) through December 31, 2023
Cash Flows from Operating Activities:	
Net (loss)	$ (13,244)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts payable and accrued liabilities	3,738
Accrued interest payable - related party	1,182
Net Cash Used in Operating Activities	$ (8,324)
Cash Flows Used in Investing Activities:	-
Cash Flows from Financing Activities	
Proceeds from loans from related parties	70,000
Proceeds from the sale of membership units	10,000
Net Cash Provided by Financing Activities	$ 80,000
Net Change in Cash	71,676
Cash, cash equivalents and restricted cash - at beginning of Period	$ -
Cash, cash equivalents and restricted cash - End of Period	$ 71,676

The accompanying notes are an integral part of these financial statements.

Skye Hydration Sales, LLC
Notes to financial statements

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Skye Hydration, LLC (the "Company"), a Utah based company, incorporated on August 28, 2023 and has a fiscal year end of December 31. The Company is engaged in selling bottled water and hydration electrolyte supplements in the United States.

NOTE 2 - BASIS OF ACCOUNTING AND GOING CONCERN

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The accompanying financial statements cover the Period from August 28, 2023 (inception) through December 31, 2023.

Going Concern

The accompanying financial statements have been prepared in conformity with United States generally accepted accounting principles, which contemplate continuation of the Company as a going concern. As a start-up, the Company has had no revenues and made a loss through December 31, 2023. The Company currently has limited working capital and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it will be able to raise additional funds through equity and debt financing. In light of management's efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Financial Instruments

The FASB issued ASC 820-10, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

- Level 1: Quoted prices in active markets for identical assets or liabilities

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

- Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The respective carrying value of accounts payable and accrued liabilities on the balance sheet approximated their fair values due to the short-term nature of these instruments.

Concentrations and Credit Risks

The Company's financial instruments that are exposed to concentrations and credit risk primarily consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Recent Accounting Pronouncements
We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

Income Taxes

The Company has elected to be taxed as a Limited Liability Company (LLC) and under these provisions, is considered a pass-through entity and does not pay corporate income taxes on taxable income. Instead, the members are liable for individual income taxes on their respective income tax returns.

Generally accepted accounting principles requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statues of limitations, for federal and state purposes.

The Company is required to file federal and state income tax returns. With limited exceptions, the Company is subject to income tax examination since inception (2023).

Management has performed its evaluation of income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not» standard.

From time to time, the Company may be subject to penalties assessed by various taxing authorities, which will be classified as general and administrative expenses if they occur.

NOTE 4 - CASH AND CASH EQUIVALENTS

The following table lists the components of cash and cash equivalents as of December 31, 2023:

Description	As of December 31, 2023
Checking account	$ 71,676
TOTAL CASH AND CASH EQUIVALENTS	$ 71,676

NOTE 5-LOANS AND ACCRUED INTEREST PAYABLES TO RELATED PARTIES

The following table lists the components of start-up loans and the related accrued interest payables as of December 31, 2023*:

Description	As of December 31, 2023			
	Remaining Balance	Accrued interest	Maturity date	Interest rates
Loan 1 from a related party	$ 20,000	$ 382	11/25/26	12%
Loan 2 from a related party	20,000	320	11/25/26	10%
Loan 3 from a related party	30,000	480	11/25/26	10%
TOTAL	$ 70,000	$ 1,182		

*Borrower shall make annual payments of interest starting (Nov. 25, 2024; Nov 25, 2025; and Nov. 25, 2026) on all three notes. If not sooner paid, all amounts due under notes, including principal, interest and other charges shall be due and payable in full on or before Nov. 25, 2026 ("The Maturity Date").

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company's operations are subject to significant risks and uncertainties including financial, operational and regulatory risks, including the potential risk of business failure.

Legal and other matters

In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company's financial position or results of operations as of December 31, 2023.

NOTE 7 - MEMBER'S EQUITY

As of December 31, 2023, the total authorized Common Membership Units is 100,000,000, of which 3,000,000 Class A Common Membership Units are issued and owned by 3 members. The Company sold the 3,000,000 Class A Common Membership Units for total proceeds of $10,000.

The Company has authorized 100,000,000 Preferred Membership Units, none of which have been issued. In the event that Preferred Units may be issued in the future, the terms, conditions and rights of the Preferred Membership Units will be set by the Board of Directors by Board Resolution; in April of 2024, the Board voted on to issue 17,000 Preferred Membership Units as part of a Regulations CF Offering.

NOTE 8 - RELATED PARTY TRANSACTIONS

Except for the transactions mentioned in Note 5 and 7, no related parties transactions occurred during the Period.

NOTE9-SUBSEQUENTEVENTS

Management has evaluated subsequent events through August 7, 2024, the date the financial statements were available to be issued. Except the items mentioned below, the management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the financial statements thereby requiring adjustment or disclosure and has determined that there are not material subsequent events to disclose in these financial statements except as follows:

- The Company is currently engaged in raising funds through a Regulation Crowd Funding offering at the following conditions: Total offering amount of $1,700,000. $100 per Offering Unit: 100 Class B Common Membership Units ($0.01/Common Membership Unit); 1 Preferred Membership Unit ($99/Preferred Unit) with an 8% Coupon. The Board of Directors has voted to issue 1,683,000 Class B Common Membership Units and 17,000 Preferred Membership Units for this Regulation Crowd Funding offering.